RISK FACTORS

                         Risks Related to Our Business

We have a history that includes substantial operating losses and we are in an unfavorable financial position that makes an evaluation of our business difficult

    We incurred substantial operating losses in each of the seven years prior to the current fiscal year. At December 31, 2001, we had an accumulated deficit of approximately $26 million. At December 31, 2001 we had current assets totaling approximately $1.0 million. At that same date, we had current liabilities totaling approximately $9.6 million and long-term liabilities totaling approximately $1.3 million. On August 15, 2000 and September 6, 2000 the series 1 bridge notes held by the Sovereign Lenders matured. Currently, if the Sovereign Lenders choose to demand immediate payment of cash instead of shares of common stock in full satisfaction of our obligations or if B.A. Associates, our revolving credit facility lender, chooses to demand immediate payment of the amount currently outstanding under this facility, we will be unable to satisfy these obligations. Although the Sovereign lenders and some of our other lenders have agreed to exchange their notes to preferred or common stock thereby reducing our debt by more than $4 million, this transaction has not been completed as of March 25, 2002. In order to continue as a going concern and compete effectively, we need to satisfy our short-term obligations, increase our expenditures for research and development expenses and selling, general and administrative expenses as well as other expenses, which may not be possible if revenues do not increase significantly. If revenues remain at current levels, we will not be able to achieve profitability on quarterly or annual basis.


There is substantial doubt about our ability to continue as a going concern and we may be unable to do so and if we are unable to continue as a going concern, you may lose some or all of your investment

    We have significantly scaled back our operations as a result of our recurring losses and insufficient cash flow and working capital. Our inability to generate revenue in significantly greater amounts and the current lack of a significant financing commitment raises substantial doubt about our ability to continue as a going concern and our ability to operate our business on a full-scale basis. There can be no assurance that we will ever receive the funds necessary for us to continue as a going concern or to operate our business on a full-scale basis. Our Financial Statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should we be unable to continue as a going concern. See Report of Independent Accountants on Page F-2 of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

We have a limited operating history with respect to our fibre channel products upon which you can evaluate our business and prospects

    We commenced our fibre channel products business in 1997 and we shipped our first commercially available fibre channel products in 1998. Because we have a limited operating history with respect to our fibre channel products, you must consider the risks and difficulties frequently encountered by companies in the early stage of developing a business such as ours in new and rapidly evolving markets. Although our net product revenues from the sale of

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fibre channel products have become a majority of our total product revenues, sales from these products may not increase and we may not realize sufficient net revenues to become profitable. In addition, because of the competition in the fibre channel and SAN markets and the evolving nature of these markets, sustaining profitability may be extremely challenging. Subsequent to year-end 2001, we have acquired Super PC Memory, Inc. a supplier of memory for personal computers and workstations. Although Super PC has a 25 person sales force which is expected to market Cambex products, such sales force does not have experience in marketing high-end memory and SAN related products. Therefore, such acquisition may not generate more sales for Cambex high-end memory and fibre channel SAN products. Also, the memory market in general is very competitive and many of our current and potential competitors have substantially greater financial, technical, marketing and distribution resources than we have.


The application of the "penny stock rules" could adversely affect the market price of our common stock

    On March 25, 2001, the last sales price of our common stock was $0.60. Because the trading price of our common stock is less than $5.00 per share and our common stock no longer trades on the Nasdaq National Market, our common stock comes within the definition of a "penny stock." The "penny stock rules" impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse).
For transactions covered by these rules, broker-dealers must satisfy certain additional administrative criteria in order to effectuate sales of our common stock, including disclosure of the broker-dealer's compensation received for such transaction, any compensation received by a person associated with the broker-dealer for this transaction and disclosing certain information to the investor in writing. These additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our securities and may affect your ability to resell our common stock. Among the requirements of transacting in penny stock is that broker-dealers effecting transactions in penny stock are required to deliver to the investors, a document containing specific information about penny stock, and to receive a manually signed and dated acknowledgement of receipt of such document from investors, prior to effecting such transactions. Such requirements may have the effect of making your investment in our common stock less liquid because the rules will decrease the number of potential investors and thereby reducing demand for our stock.


We have developed relationships with potential OEM, distribution channel and end user customers and a decision by any one of these potential customers not to purchase our products, or any cancellation or delay of orders that may be placed by any of these potential customers will have a significant and adverse affect on our net revenues

    Historically, a limited number of OEMs, distribution channel and end user customers have accounted for a significant majority of our total net revenues in each fiscal period. For example, sales to our top five customers accounted for approximately 74% percent of net revenues for the fiscal year ended December 31, 2001. We have established relationships with a small number of potential OEM, distribution channel and end user customers. If any


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one of these potential customers decides not to purchase our products or decides to purchase our products in quantities that are below our expectations, then our net revenues will be adversely affected. We expect to experience substantial period-to-period fluctuations in future operating results because, among other factors, we depend to a significant extent upon revenues from a small number of customers.

    Our sales cycle, particularly to OEMs, typically involves a lengthy qualification cycle during which there is a need to expend significant resources in addressing customer specifications. Because of the length of the sales cycle, we may experience a delay between increasing expenses for research and development and sales and marketing efforts and the generation of higher revenues, if any, from such expenditures. The purchase of our products or of solutions that incorporate our products typically involves significant internal procedures associated with the evaluation, testing, implementation and acceptance of new technologies. This evaluation process frequently results in a lengthy sales process, typically ranging from three months to longer than a year, and subjects the sales cycle associated with the purchase of our products to a number of significant risks, including budgetary constraints and internal acceptance reviews. The length of our sales cycle also varies substantially from customer to customer.

    Because we anticipate that none of our potential customers will be, and none of our current customers are, contractually obligated to purchase any fixed amount of products from us in the future, they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. If any of our significant customers stop or delay purchases, our revenues and operating results would be adversely affected, which could cause our stock price to decline. We cannot be certain that we will retain our current OEM, distribution channel or end user customers or that we will be able to recruit additional or replacement customers. As is common in an emerging technology industry, agreements with OEMs and distribution channel customers are typically non-exclusive and often may be terminated by either party without cause. Moreover, many OEM and distribution channel customers carry competing product lines. If we were to suddenly lose one or more important OEM, distribution channel or end user customers or potential customers to a competitor, our business, operating results or financial condition could be materially adversely affected. Moreover, OEM customers could develop products internally that would replace our products. The resulting reduction in sales of our products to any OEM customers, in addition to the increased competition presented by these customers, could have a material adverse effect on our business, operating results or financial condition and could affect our ability to continue as a going concern.


The failure of OEM customers to keep pace with rapid technological change and to successfully develop and introduce new products could adversely affect our net revenues

    Our ability to generate increased revenues depends significantly upon the ability and willingness of OEM customers to develop and promote products on a timely basis that incorporate our technology. If OEM customers do not successfully develop and market the solutions that incorporate our products, then sales of our products to OEM customers will be adversely affected. The

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ability and willingness of OEM customers to develop and promote such products is based upon a number of factors beyond our control.

    While we have established relationships with a small number of OEM and reseller customers, most of these customers are still at the very early stages of incorporating fibre channel products into their systems. If our early stage customers are unable to, or otherwise do not ship systems that incorporate our products, or if their shipped systems are not commercially successful, our business, operating results or financial condition could be materially adversely affected as well as our ability to continue as a going concern.


Delays in product development could adversely affect our market position or customer relationships

    We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could cause us to lose customers and damage our competitive position. Prior delays have resulted from numerous factors, such as:

      changing product specifications;
      difficulties in hiring and retaining necessary personnel; difficulties in reallocating engineering resources and other resource limitations;
      difficulties with independent contractors;
      changing market or competitive product requirements; unanticipated engineering complexity;
      undetected errors or failures in software and hardware; and delays in the acceptance or shipment of products by customers.


We expect the average selling prices of our products to continue to decrease, which may reduce gross margins or revenues

    The markets for memory and fibre channel and disk storage products have experienced erosion of average selling prices due to a number of factors, including competitive pricing pressures and rapid technological change. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices. We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, to maintain our gross margins, we must develop and introduce on a timely basis, new products and product enhancements and continually reduce our product costs. Our failure to do so would cause our revenue and gross margins to decline, which could materially adversely affect our operating results and cause the price of our common stock to decline.


If our business improves rapidly, our operations may be negatively impacted and we may be required to incur substantial costs to upgrade our infrastructure

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    If our business expands rapidly, then a significant strain may be placed on our resources. Unless we manage such growth effectively, we may make mistakes in operating our business such as inaccurate sales forecasting, incorrect material planning or inaccurate financial reporting, which may result in unanticipated fluctuations in our operating results. Our management team has had limited experience managing rapidly growing companies on a public or private basis. We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations.


The loss of or failure to attract and retain key technical, sales and marketing and managerial personnel could adversely affect our business

    Our success depends to a significant degree upon the performance and continued service of engineers involved in the development of our fibre channel technology and technical support of products and customers. Our success also depends to a significant degree upon the continued contributions of our key management, sales and marketing and manufacturing personnel. Accordingly, our future success depends upon our ability to attract, train and retain such technical, sales and marketing and managerial personnel. Except for an employment agreement with Joseph F. Kruy, our Chairman, President and Chief Executive Officer, we do not have employment agreements with any of these personnel. We do not maintain key person life insurance on any of our personnel. As we further develop our product line we will need to increase the number of sales and marketing personnel as well as technical staff members with experience in hardware and software development. We are currently seeking to hire additional skilled software programmers and experienced sales personnel. Competition for such highly skilled employees in our industry is intense, and we cannot be certain that we will be successful in recruiting or retaining such personnel. Our employees may leave and subsequently compete against us. The loss of key employees could have a material adverse effect on our business, operating results or financial condition.

    We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. Some of our employees have only recently joined us, and our desire is to expand our employee base significantly. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our operating results may suffer.


Insiders have and will continue to have substantial control over us and could delay or prevent a change in our corporate control, which may negatively affect your investment

    Prior to the issuance of any our common stock covered by our registration statement that was declared effective on December 22, 2000, our officers and directors control the vote of approximately 14.9% of the outstanding shares of common stock prior to the exercise of any outstanding warrants or options held by them. Following the issuance of all shares of our common stock issuable to the Sovereign Lenders, SovCap and Thumberland, our officers and directors would continue to control the vote of approximately 10.3% of the then outstanding shares of common stock. As a result, they may be able to significantly influence all matters requiring approval by our stockholders, including the election of directors.

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Because we rely on a limited number of third party suppliers and manufacturers, and failures by any of these third parties to provide key components or to manufacture and assemble products of sufficient quality and quantity could cause us to delay product shipments, which could result in delay or lost revenues or customer dissatisfaction

    Stracon, SAE-Circuits Advanced Technology Division Inc. and Dynamic Details Incorporated fabricate our printed circuit boards, and various subcontractors, such as Circuit Technology, Inc., perform assembly of our host bus adapters and hub circuit boards. We have no long-term contracts with SAE-Circuits Advanced Technology Division Inc., Dynamic Details or Circuit Technology, Inc. Also, key components that we use in our products may, from time to time, only be available from single sources with which we do not have long-term contracts. In particular, QLogic Corporation is currently the sole supplier of certain components in certain of our host bus adapters. The components we use for our products are based on an emerging technology and may not be available with the performance characteristics or in the quantities that we require. Accordingly, our major suppliers are not obligated to supply products to us for any specific period, or in any specific quantity, except as may be provided in a particular purchase order. Moreover, any inability to supply products due to a lack of components or to redesign products to incorporate alternative components in a timely manner could materially adversely affect our business, operating results or financial condition. If any of our third-party manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our net revenues, competitive position and reputation.

    Our business would be harmed if we fail to effectively manage the manufacture of our products. Because we place orders with our suppliers and manufacturers based on our forecasts of expected demand for our products, if we inaccurately forecast demand, we may be unable to obtain adequate manufacturing capacity or adequate quantities of components to meet our customers' delivery requirements, or we may accumulate excess inventories.

    We may in the future need to find new suppliers and contract manufacturers in order to increase our volumes or to reduce our costs. We may not be able to find suppliers or contract manufacturers that meet our needs, and even if we do, qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or elect to change suppliers or contract manufacturers, we may lose revenues, and our customer relationships may suffer.


Our products are complex and may contain undetected software or hardware errors or may fail to achieve interoperability standards that could lead to an increase in our costs, reduce our net revenues, or damage our reputation

    In order to satisfy our customers, the solutions that we design require several different products to work together in a seamless fashion. Our solutions may fail to achieve various interoperability standards necessary to satisfy our customers. Moreover, products as complex as ours frequently contain undetected software or hardware errors when first introduced or as

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new versions are released.  We have from time to time found errors in existing products, and we may from time to time find errors in our existing, new or enhanced products. Generally, we provide our customers with a one year warranty covering our products. Therefore, failure to achieve interoperability among products or the occurrence of hardware or software errors in various products could adversely affect sales of our customer solutions and products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts, cause significant customer relations problems and could result in product returns and loss of revenue.


Steps taken to protect our intellectual property may not be adequate to protect our business, and if so, we may be unable to compete effectively

    We primarily rely on unpatented trade secrets to protect our proprietary rights. We seek to protect these secrets, in part, through confidentiality agreements with employees, consultants, and our customers and potential customers. If these agreements are breached, or if our trade secrets become known to, or are independently developed by competitors, we may not have adequate remedies for such breach. We cannot be certain that the steps we take to protect our intellectual property will adequately protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. In addition, the laws of some of the countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. Our failure to protect our intellectual property rights could have a material adverse effect on our business, operating results or financial condition.


We may become involved in costly and lengthy patent infringement or intellectual property litigation which could divert management attention, cause us to incur significant costs and prevent us from selling our products

    We may receive communications from third parties alleging infringement of patents or other intellectual property rights, and there is the chance that third parties may assert infringement claims against us. Any such claims, with or without merit, could result in costly and time-consuming litigation or cause product shipment delays that would adversely affect our business, financial condition or operating results. It is possible that holders of patents or other intellectual property rights may assert rights that apply broadly to our industry, and that such patent or other intellectual property rights, if valid, may apply to our products or technology. These or other claims may require us to stop using the challenged intellectual property or to enter into royalty or licensing agreements. We cannot be certain that the necessary licenses will be available or that they can be obtained on commercially reasonable terms. Our business, operating results or financial condition could be materially adversely affected if we were to fail to obtain such royalty or licensing agreements in a timely manner or on reasonable terms.


Failure to comply with governmental regulations by our OEM customers or us could reduce our sales or require design modifications

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    Our products are subject to U.S. Department of Commerce and Federal
Communications Commission regulations as well as various standards established by various state, local and foreign authorities. Failure to comply with existing or evolving U.S. or foreign governmental regulation or to obtain timely domestic foreign regulatory approvals or certificates, could materially harm our business by reducing our sales or requiring design modifications to our products or the products of OEM customers. U.S. export laws also prohibit the export of our products to a number of countries deemed by the United States to be hostile. These restrictions may make foreign competitors facing less stringent controls on their products more competitive in the global market than we or our customers are. The U.S. government may not approve future export license requests. In addition, the list of products and countries for which export approval is required, and the regulatory policies with respect thereto, could be revised.


Our quarterly operating results are volatile and may cause our stock price to fluctuate and the price of our common stock could fall if quarterly results are lower than expectations of securities analysts and you may lose all or part of your investment

    Our revenues and operating results have varied on a quarterly basis in the past and are likely to vary significantly from quarter to quarter in the future. The variations in our revenues and operating results are due to a number of factors, many of which are outside of our control, including among others:

      Changes in our operating expenses;
      Our ability to develop and market new products;
      The ability of our contract manufacturers and suppliers to produce and supply our products in a timely manner;
      The market acceptance of new fibre channel products;
      The timing of the introduction or enhancement of products by us, OEM and distribution channel customers, and competitors;
      The level of product and price competition;
      Our ability to expand our relationship with OEMs, distribution channel and end user customers;
      Activities of and acquisitions by our competitors;
      Changes in technology, industry standards or consumer preferences; Changes in the mix of products sold, as our fibre channel connectivity products typically have higher margins than our disk array products;
      Personnel changes;
      Changes in customer budgeting cycles and the timing of their purchase decisions; and
      General economic conditions.

    Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance. It is possible that in some future periods our operating results will be below the expectations of public market analysts and investors. In this event, the price of our common stock will likely decline.

    We generally do not have a significant backlog of unfilled orders. As a result, our revenues in a given quarter depend substantially on orders


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booked in that quarter.  A decrease in the number of orders we receive is likely to adversely and disproportionately affect our quarterly operating results. Moreover, a substantial portion of our sales of disk array products involve large commitments by customers and the timing or occurrence of one or more of these sales would have a significant impact on quarterly revenue and operating results. Our expense levels are partially based on our expectations of future sales. Therefore, our expenses may be disproportionately large as compared to sales in a quarter with reduced orders. As a result, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any shortfall in sales in relation to our quarterly expectations or any delay of customer orders would likely have an immediate and adverse impact on our business, quarterly operating results and financial condition.


                            Risks Related to Our Industry

Because a significant proportion of our revenues are generated from the sale of our memory and fibre channel products, our revenues will be limited if new memory technologies obsolete our products and we cannot develop memories with such new technologies in time, or we cannot develop memories for new processors, and if fibre channel technology does not achieve a widespread market acceptance or develops more slowly than we anticipate

    The growth of the market for our fibre channel products is dependent upon the broad acceptance of fibre channel technology as an alternative to other technologies traditionally utilized for network and storage communications. The fibre channel market, while rapidly evolving and attracting an increasing number of market participants, is still at an early stage of development. If the fibre channel market fails to develop, develops more slowly than anticipated or attracts more competitors than we expect, our business, operating results and financial condition would be materially adversely affected. We cannot be certain that fibre channel products will gain broader market acceptance or that customers will choose our technology and products.

    To achieve widespread market acceptance, fibre channel must supplant current widely accepted alternative technologies such as small computer systems interface or SCSI. Because many technology companies with SCSI-based product portfolios already have (a) well-established relationships with our current and potential customers, (b) extensive knowledge of the markets we serve, (c) better name recognition and (d) extensive development, sales and marketing resources, it may be difficult to convince customers to adopt fibre channel technology. If fibre channel does not replace existing technologies such as SCSI in emerging applications such as SANs or otherwise achieve broad market acceptance, the growth of our fibre channel product sales will be limited. Additionally, new technologies are currently in development that may compete with fibre channel for market share if they are successfully developed and commercialized. Because these competing new technologies are likely to have support from technology companies with more significant resources than we and other fibre channel companies have, they may limit the growth of the fibre channel market and therefore our growth.


The SAN market in which we compete is new and unpredictable, and if this market does not develop and expand as we anticipate, our business will suffer

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    The market for SANs and the related equipment, including disk arrays and host bus adapters, and management software that we offer, has only recently begun to develop and is rapidly evolving. If this market does not develop as rapidly as we anticipate, our operating results may be below the expectations of public market analysts and investors, which would likely cause our stock price to decline. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are principally purchased for use in SANs. Widespread adoption of SANs as an integral part of data-intensive enterprise computing environments is critical to our future success. Potential end-users that have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new SAN approach.


Our operating results may suffer because of increasing competition in the fibre channel market, as well as additional competition from alternative data storage solutions

    The market in which we compete is intensely competitive. As a result, we face a variety of significant challenges, including rapid technological advances, price erosion, changing customer preferences and evolving industry standards. Our competitors continue to introduce products with improved price/performance characteristics, and we will have to do the same to remain competitive. Increased competition could result in significant price competition, reduced revenues, lower profit margins or loss of market share, any of which would have a material adverse effect on our business, operating results and financial condition. We cannot be certain that we will be able to compete successfully against either current or potential competitors in the future.

    Many of our current and potential competitors have substantially greater financial, technical, marketing and distribution resources than we have. We face the threat of potential competition from new entrants into the fibre channel market, including large technology companies that may develop or acquire differentiating technology and then apply their resources, including established distribution channels and brand recognition, to obtain significant market share. It is also possible that we will face increased competition due to mergers or consolidations of existing or potential competitors. Emerging companies attempting to obtain a share of the existing market act as potential competition as well. Our products may also compete at the end-user level with other technology alternatives, such as SCSI. Further, businesses that implement SANs may select fully integrated
SAN systems that are offered by large technology companies. Because such systems may not interoperate with products from independent open system suppliers, like us, customers that invest in these systems may be less likely to purchase our products. Because other technologies designed to address the applications served by fibre channel today are under development, our business would suffer as a result of competition from such competing technologies.


In our industry, technology and other standards change rapidly, and we may be unable to keep pace with changes and could hinder our ability to compete effectively


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    The market for our products is characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. If we do not keep pace with these changes, we may lose market share to our competitors and fail to meet our financial and operational objectives. Because our products are designed to work with software produced by third parties, our operating results could be adversely affected if such third parties delay introduction of new versions of their software for which we have designed new products or if they make unanticipated modifications to such software. Our future success depends in a large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in designing, supplying and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements, or that we will be able to license the core technologies from third parties. Additionally, changes in technology and customer preferences could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, operating results and financial condition would be materially adversely affected.


                  Risks Related to the Securities Markets

We may need additional capital and additional financing may not be available

    If our stock price and trading volume stay at current levels, we will not be able to draw down any of the $10 million under the common stock purchase agreement. We believe that the combination of current existing cash, available borrowing capacity and our ability to obtain additional long-term indebtedness may not be adequate to finance our operations for our current activities and foreseeable future. The actual time periods may differ materially as a result of a number of factors, risks and uncertainties that are described herein. In addition, business and economic conditions may not make it feasible to draw down under the facility at every opportunity, and drawdowns are available only every 22 trading days. Without additional capital, we may be unable to fund expansion, to develop new products and services and to enhance existing products and services to respond to competitive pressures, or to acquire complementary businesses or technologies.

    Our agreement with Thumberland restricts us from raising investment capital during the term of the common stock purchase agreement except through the common stock purchase agreement. If we need capital but are unable to drawdown under the common stock purchase agreement for any reason, we will need to separately negotiate with Thumberland to lift those restrictions so we can obtain the capital from other sources. Our common stock purchase agreement with Thumberland provides that if we sell our securities for cash at a discount to the then current market price before June 22, 2002, then we must pay Thumberland $100,000 as liquidated damages before we may drawdown additional funds under the equity drawdown facility.

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    Even if Thumberland agrees to permit us to raise additional capital, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available or are not available on terms favorable to us, we will not be able to effectively execute our business plan and we may not be able to continue as a going concern.


The issuance of shares to Thumberland and the Sovereign Lenders may cause significant dilution in the value of our common stock

	The issuance of shares of our common stock to Thumberland will dilute the equity interest of existing stockholders and could have an adverse effect on the market price of our common stock. As of March 25, 2002, we had 12,456,462 shares of common stock reserved for possible future issuances upon, among other things, draws under equity drawdown facility with Thumberland, the conversion of series 1 bridge financing notes held by the Sovereign Lenders and the exercise of outstanding options and warrants.

	Under the common stock purchase agreement with Thumberland, the amount of common stock issued to Thumberland is based on a formula that is directly related to the market price and trading volume of our common stock prior to the time of draw down under the equity drawdown facility. The issuance of some or all of the shares of common stock under this common stock purchase agreement could result in dilution of the per share value of our common stock held by current stockholders. The lower the average trading price of our common stock and our trading volume at the time of the draw down, the greater the number of shares of common stock that will be issued. This causes a substantial risk of dilution. The perceived risk of dilution may cause Thumberland as well as other stockholders to sell their shares, which would contribute to the downward movement in the stock price of our common stock.

	We may seek additional financing, which would result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Additional issuances of capital stock would result in a reduction of current shareholders' percentage interest in Cambex. If the exercise price of any outstanding options or warrants is lower than the price per share of common stock at the time of the exercise, then the price per share of common stock may decrease because the number of shares of common stock outstanding would increase without a corresponding increase in the dollar amount assigned to stockholders' equity. For example, if the Sovereign Lenders become eligible to exercise the repricing warrants, which have an exercise price of $0.10 per share, the shares of common stock issued would have a significant dilutive effect on stockholders' equity.

    The addition of a substantial number of shares of common stock into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for our common stock. Furthermore, future sales of shares of common stock issuable upon the exercise of outstanding options and warrants may have a depressive effect on the market price of the common stock, as these warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.



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Sales of our common stock in the public market by the selling securityholders could cause our stock price to decline

    The shares of our common stock that we registered under our registration statements that were declared effective on November 7, 2000 and December 22, 2000 can, since those dates, be sold in the public market. The Sovereign Lenders hold securities which may be exercisable for and convertible into approximately 17.6% of our outstanding capital stock at March 25, 2002. Moreover, Thumberland and Ladenburg Thalmann could purchase and resell up to approximately 27.9% of our outstanding capital stock at March 25, 2002 until June 22, 2002. Sales of a substantial number of shares of our common stock could cause our stock price to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.


Our stock price is volatile and may drop unexpectedly, which could cause you to lose all or part of your investment

    The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. Changes in general economic conditions or developments in the data storage, Internet, and personal computer and workstation markets that affect investor confidence could have a dramatic impact on the market price of our common stock. Also, changes in estimates of our earnings as well as any of the factors described in the "Risk Factors" section of this prospectus could have a significant impact on the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. We may be a target of such litigation in the future. If we become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources and could seriously harm our business, financial condition and results of operations.


We may engage in future acquisitions that dilute our stockholders' equity and cause us to incur debt or assume contingent liabilities

    Although we have no current plans to pursue any acquisition other than the recently completed acquisition of Super PC Memory, Inc. in the near future, we may pursue acquisitions that could provide new technologies or products. Future acquisitions may involve the use of significant amounts of cash, potentially dilutive issuances of equity or equity-linked securities, the incurrence of debt, or amortization expenses related to goodwill and other intangible assets.

In addition, acquisitions involve numerous risks, including:

      difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;
      the diversion of management's attention from other business concerns;
      risks of entering markets in which we have no or limited prior experience; and the potential loss of key employees of the acquired company.


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    In the event that such an acquisition does occur and we are unable to successfully integrate businesses, products, technologies or personnel that we acquire, our business, operating results or financial condition could be materially adversely affected.


If you invest in our common stock, you should not expect to receive a current return because we do not pay, and have no foreseeable plans to pay cash dividends on our common stock

	We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes.







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